

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2010

Shabtai Adlersberg
Chief Executive Officer
Audiocodes Ltd.
1 Hayarden Street
Airport City Lod 70151
Israel

> **Re:** **Audiocodes Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed June 29, 2010**
> **File No. 000-30070**

Dear Mr. Adlersberg:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director